

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

William J. Walljasper
Chief Financial Officer
Casey's General Stores, Inc.
One Convenience Boulevard
Ankeny, Iowa 50021

> **Re: Casey's General Stores, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed June 27, 2014**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **April 30, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 10-Q for the Fiscal Quarter ended October 31, 2014**
> **File No. 001-34700**

Dear Mr. Walljasper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Total Revenue and Gross Profit by Category, page 24

1.   Considering your disclosure on page 30 that sales of tobacco products represent a significant portion of your revenues, in future filings please revise the table to include such revenues as a separate line item.

Same Store Sales Growth by Category, page 25

2.   We note your disclosure in footnote one (1) of this section and the discussion from your Earnings Call dated June 10, 2014 that your growth in same store fuel sales was due to your "fuel saver program." In future filings, please provide a detailed discussion and analysis of this program, including any plans for possible expansion of the program into different geographic markets. Please tell us what this disclosure will look like.

Liquidity and Capital Resources, page 28

3.   In future filings, please quantify the size your bank line of credit and the amount you have drawn upon at the time of filing and discuss the material terms of the line of credit. Please refer to Item 303(a)(1) of Regulation S-K. Please tell us what this disclosure will look like.

Forward Looking Statements

Fuel Operations, page 30

4.   We note that you purchase your fuel from a variety of national and regional petroleum distributors. In future filings, please disclose whether such purchases are made in accordance with long-term contracts or on the spot market. Please explain how such purchases affect your liquidity, margins, and results of operations. Refer to Item 303(a) of Regulation S-K. Please tell us what this disclosure will look like.

Notes to Consolidated Financial Statements

Note 2. Correction of Immaterial Errors, page 41

5.   We note your conclusion that the identified errors in excise taxes owed on ethanol gallon purchases, that resulted in an understatement of accrued expenses at April 30, 2014 and 2013 and cost of goods sold for the fiscal years ended 2014, 2013 and 2012 were immaterial to your historical financial statements. Please provide us with your Staff Accounting Bulletin (SAB) Number 99 and SAB Number 108 analysis to support this conclusion. We may have further comments after reviewing your response.

Signatures, page 64

6.   The report should be signed by the registrant and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Your report appears to have been signed by only the registrant, its principal executive officer and its board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and

General Instruction D to Form 10-K, and revise future filings to include the signatures of your principal financial officer and principal accounting officer, in the second signature section of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Recent Compensation Decisions, page 24

7.   In future filings, please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K for additional detail.

Form 10-Q for the Fiscal Quarter Ended October 31, 2014

Item 4. Controls and Procedures, page 25

8.   Please tell us whether management evaluated the effectiveness of the Company's disclosure controls and procedures as of October 31, 2014 and whether a conclusion was reached on that effectiveness. If no evaluation was conducted by management, please tell us why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief